EXHIBIT 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and six months ended December 31, 2012

Student Transportation Inc.
Unaudited Condensed Consolidated Financial Statements

December 31, 2012

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	December 31, 2012	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$7,854	$5,013
Accounts receivable, net of allowance for doubtful accounts of
$140 and $145 at December 31 and June 30, 2012, respectively	44,715	35,481
Inventory	3,478	3,296
Prepaid expenses	7,846	12,660
Other current assets	4,944	4,766
Total current assets	68,837	61,216

Other assets	16,037	16,567
Property and equipment, net	222,860	219,513
Oil and gas interests, net	7,580	7,223
Other intangible assets, net	72,882	74,591
Goodwill	143,708	142,690
Total assets	$531,904	$521,800

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,206	$963
Accrued expenses and other current liabilities	37,889	37,540
Current portion of long-term debt	205	575
Total current liabilities	40,300	39,078

Long-term debt	230,425	215,417
Asset retirement obligation	534	516
Future income tax liability	40,746	42,713
Class B-Series Three common share liability	2,454	3,231
Other liabilities	12,827	13,027
Total liabilities	327,286	313,982

Shareholders' equity
Paid in Share Capital	429,937	404,857
Accumulated deficit	(218,326)	(191,319)
Accumulated other comprehensive loss	(6,993)	(5,720)
Total shareholders’ equity	204,618	207,818
Total liabilities and shareholders’ equity	$531,904	$521,800

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars – except share and per share amounts)

	Three month ended	Three month ended	Six month ended	Six month ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Revenues	$119,355	$101,125	$180,957	$152,229

Costs and expenses:
Cost of operations	85,087	71,332	141,744	117,025
General and administrative	10,340	9,270	20,311	18,187
Non-cash stock compensation	1,958	2,599	2,761	3,099
Acquisition expenses	-	373	-	410
Depreciation and depletion expense	12,501	10,491	16,858	14,001
Amortization expense	1,035	887	2,172	1,661
Total operating expenses	110,921	94,952	183,846	154,383

Income (loss) from operations	8,434	6,173	(2,889)	(2,154)

Interest expense	3,604	4,189	7,418	7,951
Foreign currency gain	(69)	(295)	(5)	(739)
Unrealized loss (gain) on foreign currency exchange contracts	236	(80)	(322)	1,521
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	714	(1,754)	(1,426)	2,934
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(1,129)	1,442	(740)	1,082
Other (income) expense, net	(873)	777	(894)	(30)
Income (loss) before income taxes	5,951	1,894	(6,920)	(14,873)

Income tax expense (benefit)	2,972	622	(2,288)	(4,881)

Net income (loss)	$2,979	$1,272	$(4,632)	$(9,992)
Weighted average number of shares outstanding-basic	79,459,063	62,440,248	77,870,698	62,204,470
Weighted average number of shares outstanding-diluted	93,932,320	80,508,260	77,870,698	62,204,470
Basic and diluted net income (loss) per common share	$0.04	$0.02	$(0.06)	$(0.16)
Dividends declared per common share (Cdn$)	$0.14	$0.14	$0.28	$0.28

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive  Income (Loss)
 (000’s of U.S. Dollars)

	Three month ended	Three month ended	Six month ended	Six month ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Net income (loss):	$2,979	$1,272	$(4,632)	$(9,992)
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments	509	(1,993)	(1,273)	3,076
Other comprehensive income (loss):	509	(1,993)	(1,273)	3,076

Comprehensive income (loss)	$3,488	$(721)	$(5,905)	$(6,916)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2011	61,786,868	$314,369	$(8,108)	$(149,717)	$156,544
Net loss	-	-	-	(9,992)	(9,992)
Dividends	-	-	-	(17,306)	(17,306)
Common stock issuance	627,596	3,671	-	-	3,671
Conversion of debt to common stock	249,898	1,279	-	-	1,279
Repurchase of common stock	(17,000)	(98)	-	-	(98)
Other comprehensive income	-	-	3,076	-	3,076
Balance at December 31, 2011	62,647,362	319,221	(5,032)	(177,015)	137,174

Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818
Net loss	-	-	-	(4,632)	(4,632)
Dividends	-	-	-	(22,375)	(22,375)
Common stock issuance	748,758	4,757	-	-	4,757
Conversion of debt to common stock	4,347,368	22,427	-	-	22,427
Repurchase of common stock	(336,476)	(2,104)	-	-	(2,104)
Other comprehensive loss	-	-	(1,273)	-	(1,273)
Balance at December 31, 2012	80,669,970	$429,937	$(6,993)	$(218,326)	$204,618

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three month ended	Three month ended	Six month ended	Six month ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Operating activities
Net income (loss)	$2,979	$1,272	$(4,632)	$(9,992)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	3,124	158	(2,156)	(5,438)
Unrealized loss (gain) on foreign currency exchange contracts	236	(80)	(322)	1,521
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(1,129)	1,442	(740)	1,082
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	714	(1,754)	(1,426)	2,934
Unrealized foreign currency loss (gain)	160	(7)	(448)	(136)
Amortization of deferred financing costs	714	398	1,193	835
Non cash stock compensation expense	1,958	2,599	2,761	3,099
Gain on disposal of fixed assets	(233)	(259)	(467)	(494)
Depreciation and depletion expense	12,501	10,491	16,858	14,001
Amortization expense	1,035	887	2,172	1,661
Changes in current assets and liabilities:
Accounts receivable	(1,221)	4,438	(9,122)	(1,729)
Prepaid expenses, inventory and other current assets	9,657	(2,585)	3,313	(7,440)
Accounts payable	(98)	866	1,229	587
Accrued expenses and other current liabilities	(8,204)	(5,911)	(2,227)	(4,174)
Changes in other assets and liabilities	(7)	26	(15)	67
Net cash provided by (used in) operating activities	22,186	11,981	5,971	(3,616)

Investing activities
Business acquisitions, net of cash acquired	-	(51,856)	-	(54,534)
Payments on seller debt	(225)	-	(225)	(250)
Purchases of property and equipment	(4,535)	(3,285)	(19,059)	(17,114)
Proceeds on sale of equipment	667	435	1,175	712
Net cash used in investing activities	(4,093)	(54,706)	(18,109)	(71,186)

Financing activities
Redemption of Class B Series Two and Three common shares	(1,395)	(16)	(1,411)	(246)
Deferred financing costs	(26)	(502)	(59)	(502)
Redemption of common stock	(2,104)	(98)	(2,104)	(98)
Redemption of 7.5% Convertible Debentures	(289)	-	(289)	-
Common stock dividends	(8,746)	(6,322)	(16,707)	(13,750)
Borrowings on credit facility	35,601	84,585	77,004	130,744
Payments on credit facility	(33,905)	(32,322)	(41,405)	(42,454)
Net cash (used in) provided by financing activities	(10,864)	45,325	15,029	73,694
Effect of exchange rate changes on cash	20	(676)	(50)	1,284
Net increase in cash and cash equivalents	7,249	1,924	2,841	176
Cash and cash equivalents at beginning of period	605	1,964	5,013	3,712
Cash and cash equivalents at end of period	$7,854	$3,888	$7,854	$3,888

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.9% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2012.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at December 31, 2012. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

3.  Business Combinations

2012 Acquisitions

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation (“NEX”). Earnings from the businesses acquired are included in the Company’s results of operations from the acquisition date.  The aggregate purchase price for these assets was approximately $6.6 million.

Current assets, less current liabilities	$115
Property and equipment	16,366
Intangible assets	1,664
Deferred taxes	(4,617)
Fair value of net assets acquired	$13,528

The purchase price consisted of $6.4 million in cash and $0.2 million in contingent consideration associated with the renewal of four contracts due in 2013. Identifiable intangible assets consist of contract rights of $0.8 million that will be amortized over 20 years and covenants not to compete of $0.9 million that will be amortized over an estimated useful life of one and one-half years.

 The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor.  Therefore, the Company recognized a gain of approximately $6.9 million which was included in the consolidated statement of operations for the fourth quarter of the fiscal year ended June 30, 2012.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin.  Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$2,726
Property and equipment	27,333
Intangible assets	7,600
Deferred taxes	(6,711)
Subtotal	30,948
Goodwill	16,052
Total	$47,000

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

3.  Business Combinations (continued)

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $4.8 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of five years and tradenames of $2.7 million with an indefinite life.  Approximately $0.5 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2012. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. Goodwill related to this acquisition of $2.3 million is deductible for tax purposes.

On October 7, 2011, the Company closed its acquisition of all of the outstanding common stock of School Transportation Services, LLC (the “STS” acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million.

Current assets, less current liabilities	$75
Property and equipment	967
Intangible assets	1,221
Subtotal	2,263
Goodwill	2,237
Total	$4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes.  Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of five years.  The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.

The Company closed the following additional acquisitions during the twelve months ended June 30, 2012:

•	July 13, 2011 – the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada
•	August 4, 2011 – the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario Canada
•	August 26, 2011 – the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California
•	December 20, 2011 – the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

3.  Business Combinations (continued)

Earnings of the acquired companies are included in the Company’s results of operations from their respective acquisition dates. The aggregate purchase price of these acquisitions was $3.8 million.

Current assets, less current liabilities	$(2)
Property and equipment	2,543
Intangible assets	470
Deferred Taxes	(156)
Subtotal	2,855
Goodwill	949
Total	$3,804

The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. The Company has paid forty thousand dollars of the contingent consideration as of December 31, 2012. Identifiable intangible assets consist of contract rights of $0.5 million that will be amortized over 20 years. The goodwill attributed to these acquisitions includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The amount of revenue and earnings associated with the 2012 acquisitions included in the 2012 consolidated statement of operations are as follows:

  Three months ended December 31, 2011
	Dairyland	All others	Total
Revenue	$5,106	$1,408	$6,514
Net income (loss)	682	(8)	$674

 Six months ended December 31, 2011
	Dairyland	All others	Total
Revenue	$5,106	$1,532	$6,638
Net income (loss)	682	(2)	$680

The amount of revenue and earnings associated with the 2012 acquisitions included in the 2013 consolidated statement of operations are as follows:

  Three months ended December 31, 2012
	Dairyland	NEX	All others	Total
Revenue	$10,669	$5,634	$1,314	$17,617
Net income	1,888	103	86	2,077

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

3.  Business Combinations (continued)

Six months ended December 31, 2012
	Dairyland	NEX	All others	Total
Revenue	$14,970	$8,108	$2,034	$25,112
Net income (loss)	1,591	(533)	24	1,082

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2012 acquisitions had occurred as of July 1, 2011. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

	Pro Forma Basis for three months
	Ended December 31, (unaudited)
	2012	2011

Revenue	$119,355	$113,475
Net income	2,979	2,004

	Pro Forma Basis for six months
	Ended December 31, (unaudited)
	2012	2011

Revenue	$180,957	$172,379
Net loss	(4,632)	(10,192)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2012 acquisitions been consummated as of July 1, 2011, nor is it indicative of future operating results.

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	December 31, 2012		June 30, 2012
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$86,073	$-	$49,995
Convertible Debentures	-	109,352	-	130,422
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	205	-	575	-
	$205	$230,425	$575	$215,417

On October 3, 2012, the Company announced that it has exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

4.  Debt (continued)

indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012 (the “Redemption Date”).

Subsequent to October 3, 2012, and through November 1, 2012, Cdn $20.3 million of the Company’s 7.5% Convertible Debentures were converted into 3,946,790 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes as of December 31, 2012.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At December 31, 2012 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 748,758 common shares during the six months ended December 31, 2012 having an approximate value of $4.8 million, which has been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the six  months ended December 31, 2012, Company issued 4,347,368 common shares having an approximate value of $22.4 million in connection with conversions of the Company’s 7.5% Convertible Debentures, which has been recorded as a non-cash financing activity.

On October 19, 2012, the Company received approval from the Toronto Stock Exchange (the “Exchange”) to renew its normal course issuer bid (the “NCIB”) for a portion of its common shares as appropriate opportunities arise. The Company was permitted to commence purchasing common shares under the renewed normal course issuer bid on or about October 24, 2012. Pursuant to the NCIB, the Company is permitted to purchase up to Cdn $5.0 million of the Company’s common shares in the twelve month period commencing October 24, 2012 and ending on October 23, 2013. During the six months ended December 31, 2012 the Company purchased and cancelled 336,476 common shares having a value of $2.1 million pursuant to the NCIB.

Common shares issued and outstanding are 80,669,970 at December 31, 2012.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

6. Earnings (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Weighted-average shares outstanding-basic	79,459,063	62,440,248	77,870,698	62,204,470
Potential dilutive effect of shares to be issued
to settle the debentures	14,473,257	18,068,012	-	-
Weighted-average shares outstanding-diluted	93,932,320	80,508,260	77,870,698	62,204,470

The computations for basic and diluted loss per common share are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Net income (loss) -basic	$2,979	$1,272	$(4,632)	$(9,992)
Add back: Interest expense on debentures (net of tax)	1,169	1,377	2,505	2,713
Net income (loss) used for diluted earnings per share	4,148	2,649	(2,127)	(7,279)

Basic income (loss) per share	$0.04	$0.02	$(0.06)	$(0.16)
Diluted income (loss) per share	$0.04	$0.02	$(0.06)	$(0.16)

The conversion of the convertible debentures is anti-dilutive for both the three and six months ended December 31, 2012 and 2011.

Potential dilution arising from the conversion of the convertible debentures of approximately 15,956,234 and 18,147,217 shares was excluded from the weighted average diluted shares outstanding for the six month periods ended December 31, 2012 and 2011, respectively, as their effect was anti-dilutive.

7.  Income Taxes

The effective rate for income taxes was 49.9% and 33.1% for the three and six months ended December 31, 2012. The effective tax rate for income taxes was 32.8% for the three months and six months ended December 31, 2011. The increase in the effective tax rate for the second quarter of fiscal year 2013 primarily resulted from a change in the estimated full year forecasted expense allocations between countries. The increase in the effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company’s income (loss) before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate.  As of December 31, 2012 the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2012 balance of $1.8 million.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Dividends on the Class B common shares are not legally required to be made when dividends are paid to STI common shareholders.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have the ability to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.  Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2012:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

8. Stock Based Compensation (continued)

	For the three months ended
	December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516

	For the six months ended
	December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were “put” back to the Company, during the three and six months ended December 31, 2012 for which the Company paid $0.8 million.  The fair value of the Class B Series Two common shares outstanding at December 31, 2012 represents a liability of $0.7 million all of which is included in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

The following table summarizes the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2011:

	For the three months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2011	405,490	(190,449)	215,041
Redemptions	(300)	-	(300)
Shares outstanding at December 31, 2011	405,190	(190,449)	214,741

	For the six months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(18,569)	-	(18,569)
Shares outstanding at December 31, 2011	405,190	(190,449)	214,741

Pursuant to the liquidity provision of the EIP plan, 300 and 18,569 shares were “put” back to the Company, during the three and six months ended December 31, 2011, respectively, for which the Company paid $0.2 million.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

8. Stock Based Compensation (continued)

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2012:

	For the three months ended
	December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2012	1,385,869	(348,160)	1,037,709
Grants	278,500	(98,879)	179,621
Redemptions	(98,715)	-	(98,715)
Shares outstanding at December 31, 2012	1,565,654	(447,039)	1,118,615

	For the six months ended
	December 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	406,041	(103,322)	302,719
Redemptions	(101,215)	-	(101,215)
Shares outstanding at December 31, 2012	1,565,654	(447,039)	1,118,615

The Company recognized $1.9 million and $2.8 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 98,715 and 101,215   shares were “put” back to the Company during the three and six months ended December 31, 2012. The Company paid $0.6 million associated with these puts during the three and six months ended December 31, 2012. The fair value of the Class B Series Three common shares outstanding at December 31, 2012 represents a liability of $6.9 million, of which $4.5 million is included in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is included in Class B Series Three common share liability.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and six months ended December 31, 2011:

	For the three months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2011	783,133	(176,867)	606,266
Grants	464,304	(140,197)	324,107
Shares outstanding at December 31, 2011	1,247,437	(317,064)	930,373

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

8. Stock Based Compensation (continued)

	For the six months ended
	December 31, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	541,970	(140,197)	401,773
Redemptions	(9,934)	-	(9,934)
Shares outstanding at December 31, 2011	1,247,437	(317,064)	930,373

The Company recognized $2.6 million and $3.1 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2011 based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 9,934 shares were “put” back to the Company during the six month ended December 31, 2011 for which the Company paid sixty-two thousand dollars.

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:
	As at	As at
	December 31, 2012	June 30, 2012

Cash	$7,854	$5,013
Foreign exchange instrument	159	-
	$8,013	$5,013

Accounts receivable	$44,715	$35,481

Accounts payable	$2,206	$963
Other accrued liabilities	32,744	33,195
Class B Series Two and Three share liability	7,598	7,487
Long-term debt (including portion due within one year)	230,630	215,992
Conversion rights on 6.25% Convertible Debentures	1,340	2,080
Foreign exchange instrument	-	164
Other long term liabilities	11,459	10,872
	$285,977	$270,753

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of their short-term maturity. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

Foreign currency exchange contract are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

9.  Financial Instruments (continued)

equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

Fair value

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

 The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at December 31, 2012	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$-	$159	$-	$159
Class B Series Two and Three common share liability	-	7,598	-	7,598
Conversion rights on 6.25% Convertible Debentures	-	-	1,340	1,340
	$-	$7,757	$1,340	$9,097

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

9.  Financial Instruments (continued)

As at June 30, 2012	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$-	$(164)	$-	$(164)
Class B Series Two and Three common share liability	-	7,487	-	7,487
Conversion rights on 6.25% Convertible Debentures	-	-	2,080	2,080
	$-	$7,323	$2,080	$9,403

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and six months ended December 31, 2012 and 2011, respectively.

Conversion rights on 6.25% Convertible Debentures
For the three month ended December 31,	2012	2011

Balance at September 30,	$2,469	$739
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(1,129)	1,442
Balance at December 31,	$1,340	$2,181

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 25.5% from 26.5% in the three month ended December 31, 2012. The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 25.0% from 23.0% in the three month ended December 31, 2011.

Conversion rights on 6.25% Convertible Debentures
For the six month ended December 31,	2012	2011
Balance at June 30,	$2,080	$1,099
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(740)	1,082
Balance at December 31,	$1,340	$2,181

The decrease in fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with an increase in the bond yield to 6.30% from 5.37% in the six month ended December 31, 2012. The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 25.0% from 20.0% in the six months ended December 31, 2011.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. Significant increases (decreases) in volatility, with all other factors remaining constant, would result in a significantly higher (lower)

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

9.  Financial Instruments (continued)

fair value measurement. The change in fair value of the conversion rights resulted in a gain of $0.7 million in the statement of operations for the six months ended December 31, 2012.

There were no transfers within the fair value hierarchy during the six months ended December 31, 2012.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

The Company had no interest rate swaps in place at or during the six months ended December 31, 2012.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which cover approximately 37% of the anticipated dividends and interest payable in Canadian dollars through June 30, 2014. The 6.75% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 18 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At December 31, 2012 the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

January 2013-December 2013	12	14.5	14.7	1.0090
January 2014-June 2014	6	7.3	7.3	1.0000
	18	21.8	22.0

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

9.  Financial Instruments (continued)

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations.  The Company recorded a non-cash gain for the six months ended December 31, 2012 of $0.3 million, in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized gain (loss) on foreign currency exchange contracts. The value of the Forward Contracts represents a net asset of $0.2 million at December 31, 2012.

The Company recorded a non-cash gain for the six months ended December 31, 2012 of $1.4 million on the re-measurement of its 6.25% Convertible Debentures which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The oil and gas segment represents the Company’s investment as a non-operator in oil and gas interest in the United States.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

10. Segment Information (continued)

The accounting policies of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
Revenue
Transportation	$117,883	$99,800	$178,615	$149,305
Oil and gas	1,472	1,325	2,342	2,924
	$119,355	$101,125	$180,957	$152,229
Operating (loss) earnings
Transportation	$7,924	$5,816	$(3,388)	$(3,092)
Oil and gas	510	357	499	938
	8,434	6,173	(2,889)	(2,154)
Unallocated expenses	2,483	4,279	4,031	12,719
Income tax expense (benefit)	2,972	622	(2,288)	(4,881)
Net income (loss)	$2,979	$1,272	$(4,632)	$(9,992)

	As at	As at
	December 31, 2012	June 30, 2012
Total Assets
Transportation	$522,655	$513,083
Oil and gas	9,249	8,717
	$531,904	$521,800

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.2 million and $0.3 million for the six months ended December 31, 2012 and 2011, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2012
(000’s of U.S. Dollars, unless specified)

12.  Commitments and Contingencies

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	December 31, 2012	June 30, 2012
Prepaid Expenses
Prepaid Insurance	$5,356	$9,311
Other	2,490	3,349
	$7,846	$12,660
Other Current Assets
Accrued Revenue	$1,856	$941
Fuel Tax Receivable	1,319	2,106
Other	1,582	1,719
Foreign currency exchange contracts	187	-
	$4,944	$4,766

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$4,241	$6,748
Dividends Payable	11,294	10,431
Insurance	5,554	5,477
Wages and benefits	4,554	4,857
Class B Shares	5,144	4,256
Taxes payable	604	1,770
Deferred revenue	3,618	448
Accrued Interest	93	407
Other	2,787	3,146
	$37,889	$37,540

14.  Subsequent Events

On January 2, 2013, STA Holding granted 90,137 Class B Series Three common shares pursuant to the EIP.  The Company will recognize non cash stock based compensation related to these grants during the quarter ended March 31, 2013.